SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)

                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes___  No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release re RADA Appoints New Officers dated April 8, 2003.

                                                                         ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Appoints New Officers
Tuesday April 8, 12:47 pm ET

NETANYA, Israel, April 8 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News), today announced new appointments to leadership positions in operations, business development and at its production plant in Beit-Shean.

Zvi Alon (49), RADA's Chief Operating Officer for the last three years was named as VP Business Development. Prior to joining RADA, Mr. Alon worked for 16 years for Israel Aircraft Industries (IAI).

Dov Sella (48) has been appointed as the new Chief Operating Officer succeeding Mr. Alon. Prior to joining RADA, Mr. Sella worked at Elbit Systems Ltd., for 15 years and since 2000 Mr. Sella served as President of NEURO VISION Inc.

RADA also named Raphael Ben-Asher (60) as General Manager of its production plant in Beit-Shean, Prior to joining RADA, Mr. Ben-Asher served as Chief Operating Officer (COO) for ECI Telecom Ltd.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics (Data Acquisition Systems), Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment. RADA employs about 110 people, many of them are engineers.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Rada Electronic Industries Ltd.
                                                        (Registrant)



                                               By: /s/Herzle Bodinger
                                                   ------------------
                                                   Herzle Bodinger, Chairman

Date: April 8, 2003